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SEC Mail Processing Section

AUG 28 2012

Washington DC 409

SEC 12062422 ...ISSION ...gton, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-42995

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2011 (MM/DD/YY) AND ENDING June 30, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hagen Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2112 Century Park Lane #415
(No. and Street)

Los Angeles (City) CA (State) 90067 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tye Wynfield 310-553-7200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive Suite 508W (Address) Southfield (City) MI (State) 48075 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/12/12

OATH OR AFFIRMATION

I, Tye Wynfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hagen Securities, Inc., as of June 30, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California County of Los Angeles
Subscribed and sworn to (or affirmed) Before me on this 28 day of Aug, 2012, by Tye Wynfield personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature [signature]

(Seal)

Notary Public

[signature]
Signature

President
Title



JAVED BAVA
Commission # 1923156
Notary Public - California
Los Angeles County
My Comm. Expires Feb 23, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAGEN SECURITIES, INC

AUDIT REPORT

June 30, 2012

Hagen Securities, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended June 30, 2012 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

June 30, 2012

HAGEN SECURITIES, INC.
June 30, 2012

Contents

United States Securities and Exchange Commission's

Facing Page i

Oath of Affirmation ii

Independent Accountants' Report 1

Financial Statements

Statement of Financial Condition 2

Statement of Income 4

Statement of Retained Earning 5

Statement of Cash Flows 6

Statement of Changes in Stockholders' Equity 7

Independent Accountants' Report on Supplementary Information 8

Supplementary Information

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission **17**

Information Relating to Possession or Control Requirements and Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission 18

Independent Accountants' Supplementary Report on Internal Control 20

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

August 21, 2012

Board of Directors
Hagen Securities, Inc.
2112 Century Park Lane Unit 415
Los Angeles , CA 90067

I have audited the accompanying balance sheet of Hagen Securities, Inc., as of June 30, 2012, and the related statements of income, retained earnings, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Hagen Securities, Inc. as of June 30, 2012, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.



Edward Richardson Jr., CPA

Hagen Securities, Inc.
BALANCE SHEET
As of June 30, 2012

ASSETS

CURRENT ASSETS		
Cash In Bank	$	60,626.00
Investments		4,206.00
Savings		42,599.00
Accounts Receivable		4,076.00
Prepaid Expenses		2,049.00
Total Current Assets		113,556.00
PROPERTY AND EQUIPMENT		
Transportation Equipment		63,000.00
Less: Accumulated Depreciation		(28,773.00)
Net Property and Equipment		34,227.00
OTHER ASSETS		
Other Assets		825.00
Total Other Assets		825.00
TOTAL ASSETS	$	148,608.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
BALANCE SHEET
As of June 30, 2012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES	
Accrued Liabilities	$ 383.00
Total Current Liabilities	383.00
LONG-TERM LIABILITIES	
Total Liabilities	383.00
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding	10,000.00
Retained Earnings	138,225.00
Total Stockholders' Equity	148,225.00
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 148,608.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.

	12 Months Ended June 30, 2012
Revenues	
Commissions Earned	$ 68,210.00
Other Income	4,290.00
Interest Income	502.00
Total Revenues	73,002.00
Operating Expenses	
Employee compensation and ben	14,839.00
Floor brokerage, exchange, and c	2,641.00
Communications and data proces	1,015.00
Occpancy	15,000.00
Other expenses	37,802.00
Total Operating Expenses	71,297.00
Operating Income (Loss)	1,705.00
Net Income (Loss)	$ 1,705.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended June 30, 2012	
Beginning of Period	$	136,806.00
Plus: Net Income	$	1,705.00
Plus: Prior Period Adjustment	$	(286.00)
Less: Dividends Paid		0.00
RETAINED EARNINGS END OF PERIOD	$	138,225.00

The footnotes are an integral part of the financial statements.

Hagen Securities, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended June 30, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 1,705.00
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(287.00)
Depreciation and Amortization	288.00
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Investments	(4,206.00)
Accounts Receivable	(4,076.00)
Other	3,899.00
Increase (Decrease) in Operating Liabilities:	
Accrued Liabilities	32.00
Total Adjustments	(4,350.00)
Net Cash Provided By (Used in) Operating Activities	(2,645.00)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	0.00
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(2,645.00)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	105,870.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 103,225.00

The footnotes are an integral part of the financial statements.

HAGEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED JUNE 30, 2012

	Common Stock		Preferred Stock		Paid-in Capital		Treasury Stock		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at July 1, 2011	10,000	$ 10,000	$ -	$ -	-	$ -	-	$ -	$ 136,806	$ 146,806
Net Income	-	-	-	-	-	-	-	-	1,705	1,705
Capital Transactions	-	-	-	-	-	-	-	-	-	-
Prior Period Adjustments	-	-	-	-	-	-	-	-	(286)	(286)
Balance at June 30, 2012	10,000	$ 10,000	$ -	$ -	-	$ -	-	$ -	$ 138,225	$ 148,225

The footnotes are an integral part of the financial statements.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2012

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Hagen Securities, Inc. (the Company) was incorporated in the State of California effective August 9, 1990. The Company has adopted a fiscal year ending June 30.

Description of Business

The Company, located in Los Angeles, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(1), which provides an exemption for limited business.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on confirmation of investment by the investment company.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2012

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended June 30, 2012, the Company did not have any components of Comprehensive Income to report.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Business Risk Concentration

The Company's revenue is deprived primarily from commissions related to the sale of private and public non-traded offerings in the real state and oil and gas industries.

Income Taxes

Federal and State corporate income taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

Retirement Plan

The company maintains a SEP-IRA retirement plan for the Company's sole owner-employee. The Company made no contribution in the fiscal year ended June 30, 2012.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2012

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

NOTE C – CASH

The Company held $60,626.00 in several bank accounts as well as $42,599.00 in several certificates of deposit. The interest rates on the certificates of deposits were .95%. The maturities were 145 days.

NOTE D – PREPAID EXPENSES

The Prepaid Expenses ($2,049) were comprised of prepaid insurance, regulatory fees, and other miscellaneous items.

NOTE E – PROPERTY AND EQUIPMENT

The Company used tax rules for the purpose of calculating depreciation expense. This practice is a violation of GAAP.

NOTE F – OTHER ASSETS

In April, 2004, the Company purchased 2,777.7778 shares of G REIT, Inc. for $25,000.00. G REIT, Inc. is a public but untraded real estate investment trust. The investment is recorded at historical cost, net of principal distributions received by the Company since its initial investment. The current amount carried on the books is $4,206.00. Deferred income taxes amounted to $825.00. Temporary differences that give rise to the deferred tax payable consist primarily of differences between income tax and financial statement treatment of depreciation.

NOTE G – ACCRUED LIABILTIES

The accrued liabilities included payroll tax payable ($56.00), and accrued income taxes ($327.00)

NOTE H – LEASES

The company paid $15,000.00 for the lease of its office space.

NOTE I – INTEREST EXPENSE

The Company paid $253.00 in interest expense to various creditors.

NOTE J – SIPC RECONCILIATION

Due to the limited volume of revenue the Company is exempt from filing the SIPC Reconciliation.

NOTE K – RELATED PARTY TRANSACTIONS

The Company leases office space from its principal shareholder, Tye Wynfield. During the year ended June 30, 2012, the Company paid $15,000.00 under this arrangement. In addition, the Company receives $4,000.00 from the principal shareholder for an auto reimbursement.

NOTE L – FAIR VALUE MEASUREMENTS

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimated technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the company could have realized in a sales transaction on the dates indicative. The estimated fair value amounts have been measured as of their respective periods ends, and have not been revaluated or updated for purposes of these financial subsequent to those respective period ends, and have not been revaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of theses financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each period-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparison between the Company's disclosure and those of other companies may not be meaningful. The following methods and assumptions were used to estimating the fair values of the Company's financial instruments at June 30, 2012. There have been no significant changes in methodology for estimating fair value of the Company's financial instruments since June 30, 2012.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as flows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs quoted other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2012

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases it fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurable for assets and liabilities where there exists limited or no observable market data and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future value.

Following is a description of valuation methodologies used for assets and liabilities recorded at fair value and for estimating fair value for financial instruments not recorded at Fair Value Measurements Topic of the FASB Accounting Standards Codification).

Cash and cash equivalents

The carrying amount amounts of cash and cash equivalents approximate their fair value because of the short maturity of these instruments.

Accounts Receivable

The carrying amounts of accounts receivable approximates its fair value because of the short maturity of these instruments.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market prices are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's credit rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Management conducted a review of its pricing vendor to validate that the inputs used in that vendor pricing process are deemed to be market observable or unobservable as defined in the standard. Based on the review performed, management believes that the valuations used in its financial statements are reasonable and are approximately classified in the fair value hierarchy.

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2012

	Level 1	**Level 2**	**Level 3**	**Total**
Money Market	$ -	$ -	$ -	$ -
Investments	-	-	4,206	4,206
Coins Owned	-	-	-	0
Total	$ -	$ -	$ 4,206	$ 4,206

Fair values of assets measured on a recurring basis at June 30, 2012 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
June 30, 2012		
Money Market	$ -	$ -
Investments	4,206	4,206
Coins	-	-
Total	$ 4,206	$ 4,206

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was $32 in interest income reported from these investments.

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
June 30, 2012		
Money Market	$ -	$ -
Investments	4,206	4,206
Coins	-	-
Total	$ 4,206	$ 4,206

Cost and fair value of money market funds and marketable securities at June 30, 2012 are as follows:

HAGEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
June 30, 2012

	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Losses	Fair Value
June 30, 2012				
Held to Maturity:				
Money Market	$ -	$ -	$ -	$ -
Investments	4,206	-	-	4,206
Totals	$ 4,206	$ -	$ -	$ 4,206

The fair value of money market funds and market securities have been measured on a recurring basis using Level 3 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

See accountant's audit report

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended June 30, 2012

Hagen Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2012

Computation of Net Capital

Total Stockholder's equity:		$ 148,225.00
Nonallowable assets:		
Prepaids	2,049.00	
Accounts receivable – other	4,076.00	(6,125.00)
Property & Equipment	34,227.00	
Other	825.00	
Haircuts	4,312.96	
Undue Concentration	0.00	(39,364.96)
Net allowable capital		$ 102,735.04

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 25.55
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 92,447.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 383.00
Percentage of aggregate indebtedness to net capital	00.37%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of June 30, 2012	$ 102,416.00
Adjustments:	
Change in Equity (Adjustments)	(287.00)
Change in Non-Allowable Assets	4,493.00
Change in Haircuts	(3,887.00)
Change in Undue Concentration	0.00
NCC per Audit	102,735.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Hagen Securities, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended June 30, 2012

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to exemption (k)(1); limited business.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at July 1, 201	$ -
Additions	-
Reductions	-
Balance of such claims at June 30, 2012	$ -

REPORT ON INTERNAL CONTROL

For the year ended June 30, 2012

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

August 21, 2012

Board of Directors
Hagen Securities, Inc.
2112 Century Park Lane, Unit 415
Los Angeles, CA 90067

In planning and performing my audit of the financial statements and supplemental schedules of Hagen Securities, Inc. for the year ended June 30, 2012, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at June 30, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.



Edward Richardson, Jr., CPA